UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Switch, Inc.

(Name of Issuer)

Class A common stock, $0.001 par value per share

(Title of Class of Securities)

87105L104

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87105L104	13G	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 3 Little Birds LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,263,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,263,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,263,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.54%*
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 87105L104	13G	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DK IV Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,263,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,263,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,263,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.54%*
12.	TYPE OF REPORTING PERSON (see instructions) HC

CUSIP No. 87105L104	13G	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 3LB Administrative Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,263,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,263,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,263,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.54%*
12.	TYPE OF REPORTING PERSON (see instructions) HC

CUSIP No. 87105L104	13G	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The 92270 Irrevocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,263,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,263,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,263,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.54%*
12.	TYPE OF REPORTING PERSON (see instructions) HC

CUSIP No. 87105L104	13G	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John D. Kilpatrick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,263,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,263,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,263,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.54%*
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 87105L104	13G	Page 7 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jennifer E. Kilpatrick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,263,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,263,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,263,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.54%*
12.	TYPE OF REPORTING PERSON (see instructions) IN

* Based upon 86,796,336 shares of the Issuer’s Class A common stock outstanding as of November 1, 2019, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2019 and the shares and the Common Units (as defined below) deemed beneficially owned by the Reporting Person.

CUSIP No. 87105L104	13G	Page 8 of 11 Pages

Item 1.

(a)	Name of Issuer Switch, Inc.

(b)	Address of Issuer’s Principal Executive Offices 7135 South Decatur Boulevard Las Vegas NV 89118

Item 2(a). Name of Person Filing

This Schedule 13G is being filed jointly by 3 Little Birds LLC, a Nevada limited liability company (the “LLC”), 3LB Administrative Trust, a Nevada trust, as the manager of the LLC (the “MGR Trust”), DK IV Limited Partnership, a Nevada limited partnership (the “Member LP”), The 92270 Irrevocable Trust, a Nevada trust as the general partner of the Member LP (the “Member GP”), John D. Kilpatrick, IV and Jennifer E. Kilpatrick (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act. The equity interests of Issuer held of record by the LLC are beneficially owned by Switch Communications Series (the “Series”), a series of the LLC. The equity interests of the Series are owned 99% by the JJK Trust, a Nevada Trust and 1% by the Member LP.

The LLC directly holds 2,263,000 Common Units (“Common Units”) of Switch, Ltd and associated 2,263,000 shares of Class B common stock of the Issuer. The Common Units are redeemable on a one-for-one basis for shares of Class A common stock (“Shares”), or, at the election of the Issuer, cash equal to a volume weighted average market price of a share of Class A common stock. The Common Units have no expiration date. One share of the Issuer's Class B common stock was issued for each Common Unit. The shares of Class B common stock (i) confer only voting rights (one vote per share) and do not confer any incidents of economic ownership to the holders thereof; and (ii) are forfeited and cancelled, on a one-for-one basis, without consideration, upon the redemption of Common Units for shares of Class A common stock, or cash, at the Issuer's election.

Because of the relationship of the entities listed above, each may be deemed to beneficially own the Shares directly held by the LLC and Mr. Kilpatrick, as trustee of the MGR Trust and the Member GP, and Ms. Kilpatrick, as trustee of the MGR Trust, may be deemed to beneficially own the Shares held by the LLC. However, neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than the LLC to the extent it directly holds Shares) is the beneficial owner of the Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Shares. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) or 13(g) of the Act.

All the Reporting Persons disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

(b)	Address of the Principal Office or, if none, residence c/o Switch, Inc. 7135 S. Decatur Boulevard, Las Vegas, NV 89118

(c)	Citizenship See responses to Item 4 on the cover page of each Reporting Person.

(d)	Title of Class of Securities Class A common stock, $0.001 par value per share

(e)	CUSIP Number 87105L104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 87105L104	13G	Page 9 of 11 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See responses in Row 9 of cover page for each reporting person.

(b)	Percent of class: See responses in Row 11 of cover page for each reporting person.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote See responses in Row 5 of cover page for each reporting person.

	(ii)	Shared power to vote or to direct the vote See responses in Row 6 of cover page for each reporting person.

	(iii)	Sole power to dispose or to direct the disposition of See responses in Row 7 of cover page for each reporting person.

	(iv)	Shared power to dispose or to direct the disposition of See responses in Row 8 of cover page for each reporting person.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☒.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 87105L104	13G	Page 10 of 11 Pages

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2020

3 Little Birds LLC
By: 3LB Administrative Trust
Its: Manager

	By:	/s/ John D. Kilpatrick
John D. Kilpatrick, its Trustee

3LB Administrative Trust

/s/ John D. Kilpatrick
John D. Kilpatrick, its Trustee

DK IV Limited Partnership
By: The 92270 Irrevocable Trust
Its: General Partner

	By:	/s/ John D. Kilpatrick
John D. Kilpatrick, its Trustee

The 92270 Irrevocable Trust

By:	/s/ John D. Kilpatrick
John D. Kilpatrick, its Trustee

/s/ John D. Kilpatrick
John D. Kilpatrick IV

/s/ Jennifer E. Kilpatrick
Jennifer E. Kilpatrick

CUSIP No. 87105L104	13G	Page 11 of 11 Pages

Exhibit 1

SCHEDULE 13G JOINT FILING AGREEMENT

The undersigned and each other person executing this joint filing agreement with respect to the securities of Switch, Inc. (this "Agreement") agree as follows:

(i)       The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G in accordance with the Securities Exchange Act of 1934 and the regulations promulgated thereunder is attached and such schedule is filed on behalf of the undersigned and each other person executing this Agreement; and

(ii)       The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained herein; provided, however, that none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed, in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

DATED: February 17, 2020

3 Little Birds LLC
By: 3LB Administrative Trust
Its: Manager
	By:	/s/ John D. Kilpatrick
John D. Kilpatrick, its Trustee

3LB Administrative Trust

/s/ John D. Kilpatrick
John D. Kilpatrick, its Trustee

DK IV Limited Partnership
By: The 92270 Irrevocable Trust
Its: General Partner
	By:	/s/ John D. Kilpatrick
John D. Kilpatrick, its Trustee

The 92270 Irrevocable Trust
By:	/s/ John D. Kilpatrick
John D. Kilpatrick, its Trustee

/s/ John D. Kilpatrick
John D. Kilpatrick IV

/s/ Jennifer E. Kilpatrick
Jennifer E. Kilpatrick